

Swyft Cities, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended June 30, 2024 & 2023

Table of Contents



RNB CAPITAL

Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Swyft Cities Inc. Management

We have reviewed the accompanying financial statements of Swyft Cities, Inc. (the Company) which comprise the statement of financial position as of June 30, 2024 and 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
August 14, 2024

SWYFT CITIES, INC.
STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of June 30,	
	2024	**2023**
ASSETS		
Current Assets:		
Cash and Cash Equivalents	22,049	6,568
Other current Assets	5,257	1,159
Accounts Receivable	7,540	-
Shareholder Loan Receivable	-	1,167
Total Current Assets	34,846	8,895
Non-Current Assets:		
Intangible Assets, Net	202,330	-
Total Non-Current Assets	202,330	-
TOTAL ASSETS	237,176	8,895
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	750	750
Other Current Liabilities	163,806	77,359
Shareholder Loan Payable	10,555	8,147
Total Current Liabilities	175,111	86,256
Non-Current Liabilities:		
Total Non-Current Liabilities	-	-
TOTAL LIABILITIES	175,111	86,256
EQUITY		
Common Stock	99	91
Additional Paid in Capital	9,003	1,157
Additional Paid in Capital- Compensation Expense	218	109
SAFE Notes	1,033,322	320,000
Retained Earnings (Accumulated Deficit)	(980,577)	(398,718)
TOTAL EQUITY	62,065	(77,362)
TOTAL LIABILITIES AND EQUITY	237,176	8,895

SWYFT CITIES, INC.
STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended June 30	
	2024	**2023**
Revenues		
Sales	25,940	225,000
Cost of Goods Sold	-	189,000
Gross Profit	25,940	36,000
Operating Expenses		
Payroll Expenses	362,925	271,955
Compensation Expense	110	69
Legal & Professional Fees	177,788	132,595
General and Administrative Expenses	47,432	113,204
Advertising/Promotional	19,333	12,538
Research & Development Expenses	-	33,251
Rent / Lease of Buildings	-	-
Total Operating Expenses	**607,586**	**563,612**
Total Loss from Operations	**(581,646)**	**(527,612)**
Other Expense		
Bank Fees	(186)	(103)
Interest Income (Expense)	(27)	(1,213)
Total Other Income/Expense	**(213)**	**(1,316)**
Net Income (Loss)	**(581,859)**	**(528,928)**
Earnings Before Income Taxes, Depreciation, and Amortization	**(581,859)**	**(528,928)**
Net Income (Loss)	**(581,859)**	**(528,928)**

SWYFT CITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		APIC	APIC-Comp Expense	SAFES	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount					
Beginning balance at 7/1/22	6,397,138	-	-	40	155,000	130,210	285,249
Issuance of Common Stock	689,500	91	-	-	-	-	91
Additional Paid in Capital	-	-	1,157	69	-	-	1,226
Net income (loss)	-	-	-	-	-	(528,928)	(528,928)
SAFES	-	-	-	-	165,000		165,000
Ending balance at 6/30/23	7,086,638	91	1,157	109	320,000	(398,718)	(77,361)
Issuance of Common Stock	1,096,500	8	-	-	-	-	8
Additional Paid in Capital	-	-	7,846	110	-	-	7,956
Net income (loss)	-	-	-	-	-	(581,859)	(581,859)
SAFES	-	-	-	-	713,322	-	713,322
Ending balance at 6/30/24	8,183,138	99	9,003	218	1,033,322	(980,577)	62,065

SWYFT CITIES, INC.
STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended June 30,	
	2024	**2023**
OPERATING ACTIVITIES		
Net Income (Loss)	(581,859)	(528,928)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Compensation Expense	110	69
Accounts Receivable	(7,540)	-
Shareholder Loan Receivable	1,167	(1,167)
Accounts Payable	-	750
Other current Assets	(4,098)	(793)
Other Current Liabilities	86,447	(54,444)
Shareholder Loan Payable	2,407	(197,638)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	78,494	(253,223)
Net Cash provided by (used in) Operating Activities	(503,366)	(782,151)
INVESTING ACTIVITIES	-	-
Intangible Assets, Net	(202,330)	-
Net Cash provided by (used in) Investing Activities	(202,330)	-
FINANCING ACTIVITIES		
Common Stock	8	91
Preferred Stock- Seed Financing	-	-
Additional Paid in Capital	7,846	1,157
SAFE Notes	713,322	165,000
Net Cash provided by (used in) Financing Activities	721,176	166,248
Cash at the beginning of period	6,568	622,471
Net Cash increase (decrease) for period	15,480	(615,903)
Cash at end of period	22,049	6,568

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Swyft Cities, Inc. ("the Company") was formed in Delaware on July 1, 2021. The Company plans to earn money by selling transit systems, including reselling hardware components purchased from others. Currently, the company earns money by selling consulting services to customers who may wish to purchase a system. The company is located in Mountain View, California, but customers can be around the world. Customers to date have been in the USA and Saudi Arabia.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Concentration of Supplier Risks

The Company has an exclusive relationship with a major engineering supplier, Holmes Solutions, to whom it will rely heavily in meeting its projections, once its first project is awarded. To ensure exclusivity, the Company has entered into a licensing agreement with Holmes Solutions, under which it is required to pay approximately $100K per month. Failure to pay this amount may result in loss of its exclusivity.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses in the most two recent years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on June 30th. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of June 30, 2024 and June 30, 2023.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $22,049 and $6,568 in cash as of June 30, 2024 and June 30, 2023, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Intangible Assets

Intangible Assets are recorded at cost. Amortization is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of its intangible assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the asset is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment as of June 30, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Book Value as of June 30, 2024
Patents	15	202,330	-	202,330
Grand Total	-	202,330	-	202,330

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling transit systems, including reselling hardware components purchased from others. The Company's payments are generally collected 30 days after invoicing, which occurs after the services are performed and invoiced. Invoices are processed on a monthly or quarterly basis, in accordance with the project scope and completion. Additionally, the company receives an up-front deposit for some projects, which are generally completed within 120 days. The Company had no deferred revenues as of June 30, 2024 and June 30, 2023.

The Company's primary performance obligation is the completion of its deliverable in accordance with quality standards acceptable to its clients. Revenue is recognized at the time the deliverable is completed and transferred to the client.

Payroll Expenses

Payroll expenses consist of salaries, wages, and benefits for a team of six individuals, including the founders.

Legal & Professional

Legal and professional expenses consist of fees paid for legal services, accounting services, consulting, and other professional services.

General and Administrative

General and administrative expenses consist of web services and software, travel, meals and entertainment payroll and other miscellaneous expenses.

Advertising

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2020 and 2021 to be negligible.

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, July 1, 2022	2,330,862	-
Granted	48,000	-
Vested	(689,500)	-
Forfeited	-	-
Nonvested shares, June 30, 2023	**1,689,362**	-
Granted	1,251,000	-
Vested	(1,096,500)	-
Forfeited	-	-
Canceled	(144,000)	
Nonvested shares, June 30, 2024	**1,699,862**	-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any material uncertain tax provisions.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As of June 30, 2024, and June 30, 2023, the Company's CEO Jeral Poskey, has made a series of loans to the Company to cover operating expenses. The principal amount of the loans totaled $220,555 as of June 30, 2024 and $206,261 as of June 30, 2023. The loans carry interest rates of 1.5% and 7.44% - 7.73%. The outstanding balance of the loans were $10,529 and $206,261 as of June 30, 2024 and June 30, 2023, respectively.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company only had outstanding debt to the CEO. See Note 3- Related Party Transactions for further details.

NOTE 6 – EQUITY

The Company has authorized 13,000,000 of common shares with a par value of $0.00001 per share. 8,183,138 and 7,086,638 shares were issued and outstanding as of 2023 and 2024.

Additionally, the Company has granted common shares in the form of Restricted Stock Units in accordance with its 2021 Employee Stock plan. The Company had granted, but unvested, shares of 1,699,862 and 1,689,362 as of June 30, 2024 and June 30, 2023, respectively.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Simple Agreements for Future Equity (SAFE) - During the periods ending June 30, 2024 and 2023, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event. Each agreement is subject to a pre or post money valuation cap. The total amount of the SAFES are $1,033,322 and $320,000 as of June 30, 2024 and June 30, 2023. The valuation caps of the agreements entered were $9M - $18M. See schedule below.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to June 30, 2024, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 14, 2024, the date these financial statements were available to be issued.

The Company's CEO loaned the company additional amounts totaling $28,000 at interest rates ranging between 6.49% and 7.52% for working capital. The loan does not have a due date and is payable on demand.